                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*





                                 PixTech, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  72583K 10 9
                              -------------------
                                 (CUSIP Number)


                               December 31, 1999
                       ------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  72583K-10-9              13G                   Page 2 of 25 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Illinois Limited Partnership
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    146,295 Shares of Common Stock
                          88,766 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 283,442 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        PN; HC

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

  CUSIP NO.  72583K-10-9              13G                   Page 3 of 25 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Delaware Limited Partnership
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    146,295 Shares of Common Stock
                          88,766 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 283,442 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        PN; HC

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

  CUSIP NO.  72583K-10-9              13G                   Page 4 of 25 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Delaware Limited Liability Company
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    146,295 Shares of Common Stock
                          88,766 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 283,442 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        OO; HC

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

==============================================================================

  CUSIP NO.  72583K-10-9              13G                   PAGE 5 of 25 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.       U.S. Citizen
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.       0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   146,295 Shares of Common Stock
                          88,766 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 283,442 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.       0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.   See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.   See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.   CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.       IN

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

==============================================================================

  CUSIP NO.  72583K-10-9              13G                   PAGE 6 of 25 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Illinois Limited Partnership
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    55,866 Shares of Common Stock
                          31,068 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 99,203 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 0.4% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        PN; HC

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

  CUSIP NO.  72583K-10-9              13G                   Page 7 of 25 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.       Cayman Islands Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.       0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   55,866 Shares of Common Stock
                          31,068 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 99,203 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.       0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.   See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.   See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.   CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Up to 0.4% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.       CO

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

  CUSIP NO.  72583K-10-9              13G                   PAGE 8 of 25 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      NP Partners
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Bermuda General Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0 Shares of Common Stock

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Up to 0.0% as of the date of filing of this statement.
      (Based on 37,237,283 Shares of Common Stock issued and
      outstanding as of December 20, 1999.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        PN

------------------------------------------------------------------------------

==============================================================================

  CUSIP NO.  72583K-10-9              13G                   PAGE 9 of 25 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Bermuda Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    90,429 Shares of Common Stock
                          57,698 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 184,238 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 0.7% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        CO

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

==============================================================================

  CUSIP NO.  72583K-10-9              13G                  PAGE 10 of 25 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Cayman Islands Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    90,429 Shares of Common Stock
                          57,698 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 184,238 Shares of Common Stock)/(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 0.7% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of
      December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        CO

------------------------------------------------------------------------------


/1/ See Item 4, Endnote 1.

/2/ Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

==============================================================================

  CUSIP NO.  72583K-10-9              13G                  PAGE 11 of 25 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Olympus Securities, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Bermuda Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0 Shares of Common Stock

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Up to 0% as of the date of filing of this statement.
      (Based on 37,237,283 Shares of Common Stock issued
      and outstanding as of December 20, 1999.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        CO

------------------------------------------------------------------------------

CUSIP NO. 72583K-10-9                 13G                    Page 12 of 25 Pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)           Name of Issuer:   PixTech, Inc.


    1(b)  Address of Issuer's Principal Executive Offices:

                             Avenue Olivier Perroy
                             13790 Rousset, France

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                             Citadel Limited Partnership
                             225 W. Washington
                             9th Floor
                             Chicago, Illinois 60606
                             Illinois limited partnership

                             GLB Partners, L.P.
                             225 W. Washington
                             9th Floor
                             Chicago, Illinois 60606
                             Delaware limited partnership

                             Citadel Investment Group, L.L.C.
                             225 W. Washington
                             9th Floor
                             Chicago, Illinois 60606
                             Delaware limited liability company

                             Kenneth Griffin
                             225 W. Washington
                             9th Floor
                             Chicago, Illinois 60606
                             U.S. citizen

CUSIP NO. 72583K-10-9                 13G                    Page 13 of 25 Pages

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

                    NP Partners
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Bermuda general partnership

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

                    Olympus Securities, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Bermuda company

CUSIP NO. 72583K-10-9              13G                       Page 14 of 25 Pages

     2(d)  Title of Class of Securities:

                    Common Stock, par value $0.01 per share

     2(e)  CUSIP Number:         72583K-10-9


Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

           (a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

           (b)  [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

           (d) [__] Investment company registered under Section 8 of the Investment Company Act;

           (e) [__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

           (h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;


           (j)  [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

---------------------                                        -------------------
CUSIP NO. 72583k-10-9                 13G                    Page 15 of 25 Pages
---------------------                                        -------------------


Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP

   (a)    Amount beneficially owned:

146,295 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 283,442 Shares of
        Common Stock)/(1)/

   (b)    Percent of Class:

Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c)    Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:

                  0

          (ii)    shared power to vote or to direct the vote:

                  See item (a) above.

          (iii)   sole power to dispose or to direct the disposition of:

                  0

          (iv)    shared power to dispose or to direct the disposition of:

                  See item (a) above.

GLB PARTNERS,  L.P.

   (a)    Amount beneficially owned:

146,295 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 283,442 Shares of
        Common Stock)/(1)/

---------------------                                        -------------------
CUSIP NO. 72583k-10-9                 13G                    Page 16 of 25 Pages
---------------------                                        -------------------

   (b)    Percent of Class:

Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c)    Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:

                  0

          (ii)    shared power to vote or to direct the vote:

                  See item (a) above.

          (iii)   sole power to dispose or to direct the disposition of:

                  0

          (iv)    shared power to dispose or to direct the disposition of:

                  See item (a) above.

CITADEL INVESTMENT GROUP, L.L.C.

   (a)    Amount beneficially owned:

146,295 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 283,442 Shares of
        Common Stock)/(1)/

   (b)    Percent of Class:

Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c)    Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:

---------------------                                        -------------------
CUSIP NO. 72583k-10-9                 13G                    Page 17 of 25 Pages
---------------------                                        -------------------

          (ii)    shared power to vote or to direct the vote:

                  See item (a) above.

          (iii)   sole power to dispose or to direct the disposition of:

                  0

          (iv)    shared power to dispose or to direct the disposition of:

                  See item (a) above.

KENNETH GRIFFIN

   (a)    Amount beneficially owned:

146,295 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 283,442 Shares of
        Common Stock)/(1)/

   (b)    Percent of Class:

Up to 1.2% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c)    Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:

                  0

          (ii)    shared power to vote or to direct the vote:

                  See item (a) above.

          (iii)   sole power to dispose or to direct the disposition of:

                  0

          (iv)    shared power to dispose or to direct the disposition of:

                  See item (a) above.

---------------------                                        -------------------
CUSIP NO. 72583K-10-9                 13G                    Page 18 of 25 Pages
---------------------                                        -------------------

WELLINGTON PARTNERS LIMITED PARTNERSHIP

     (a)  Amount beneficially owned:

55,866 Shares of Common Stock
31,068 Shares of Series E Preferred Stock (convertible into 99,203 Shares of Common Stock)/(1)/

     (b)  Percent of Class:

Up to 0.4% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                          0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                          0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

WINGATE CAPITAL LTD.

     (a)  Amount beneficially owned:

55,866 Shares of Common Stock/(1)/
31,068 Shares of Series E Preferred Stock (convertible into 99,203 Shares of Common Stock)/(1)/

     (b)  Percent of Class:

Up to 0.4% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

---------------------                                        -------------------
CUSIP NO. 72583K-10-9                 13G                    Page 19 of 25 Pages
---------------------                                        -------------------

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                       0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                       0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

NP PARTNERS

     (a)  Amount beneficially owned:

0 Shares of Common Stock

     (b)  Percent of Class:

Up to 0.0% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999.)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                       0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

---------------------                                        -------------------
CUSIP NO. 72583K-10-9                 13G                    Page 20 of 25 Pages
---------------------                                        -------------------

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

     (a)  Amount beneficially owned:

90,429 Shares of Common Stock
57,698 Shares of Series E Preferred Stock (convertible into 184,238 Shares of Common Stock)/(1)/

     (b)  Percent of Class:

Up to 0.7% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                       0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                       0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

CUSIP NO. 72583K-10-9                  13G                   Page 21 of 25 Pages

FISHER CAPITAL LTD.

   (a)   Amount beneficially owned:

90,429 Shares of Common Stock
57,698 Shares of Series E Preferred Stock (convertible into 184,238 Shares of Common Stock)/(1)/

   (b)   Percent of Class:

Up to 0.7% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

       (i)    sole power to vote or to direct the vote:

                    0

       (ii)   shared power to vote or to direct the vote:

              See item (a) above.

       (iii)  sole power to dispose or to direct the disposition of:

                    0

       (iv)   shared power to dispose or to direct the disposition of:

              See item (a) above.

OLYMPUS SECURITIES, LTD.

   (a)   Amount beneficially owned:

0 Shares of Common Stock

   (b)   Percent of Class:

Up to 0.0% as of the date of filing of this statement. (Based on 37,237,283 Shares of Common Stock issued and outstanding as of December 20, 1999.)

   (c) Number of shares as to which such person has:

CUSIP NO. 72583K-10-9                  13G                   Page 22 of 25 Pages

         (i)    sole power to vote or to direct the vote:

                    0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.

/(1)/     Certain securities reported herein are securities which the holders of such securities may acquire in the future through the conversion of convertible securities. Subject to the limitations described below, all or a portion of the Convertible Securities may be converted into a number of shares of Common Stock determined by dividing the Stated Value of such securities (plus, in the Issuer's discretion, an amount equal to any accrued but unpaid dividends due with respect to such securities) by the applicable conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $1.61 ("Fixed Price") and (ii) the average of the closing bid price (as reported on the Nasdaq National Market System) of the Issuer's Common Stock for each of the ten trading days immediately preceding the conversion date of June 22, 1999 ("Market Price").

          As a result, if the Market Price is less than the Fixed Price, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by the holders of such securities.

          None of the holders of Series E Preferred Stock reported herein may convert such securities to the extent that, after giving effect to such conversion, such holder (together with such holder's affiliates) (i) would beneficially own (as defined in Rule 13d-3, but excluding Series E Preferred Stock other than that with respect to which such determination is made) in excess of 10.00% of the outstanding shares of the Common Stock following such conversion, or (ii) would have acquired, through conversion of Series E Preferred Stock or otherwise, a number of shares which, when added to the number of shares of Common Stock beneficially owned (as defined in Rule 13d-3, but excluding Series E Preferred Stock other than that with respect to which such determination is made) at the beginning of the 60-day period ending on and including the date of such conversion, is in excess of 10.00% of the outstanding shares of the Issuer's Common Stock following such conversion during the 60-day period ending on and including such conversion date. Accordingly, the holders of such securities cannot be "beneficial owners" of more than 10.00% of the

CUSIP NO. 72583K-10-9                 13G                    Page 23 of 25 Pages


securities of Issuer within the meaning of Rule 13d-3 to the extent that the prohibitions in the foregoing sentence apply, and this Schedule shall not be construed as an admission that such holders of the securities reported herein are "beneficial owners" to such extent.

   Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's Common Stock, payable in cash or Common Stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                    Not Applicable.

Item 10  Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 72583K-10-9                   13G                  Page 24 of 25 Pages


   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2000         /s/ Kenneth Griffin
                                             ---------------------------------
                                                  Kenneth Griffin

CITADEL LIMITED PARTNERSHIP              CITADEL INVESTMENT GROUP, L.L.C.

By:    GLB Partners, L.P.,               By:  /s/ Kenneth Griffin
       its General Partner                   ---------------------------------
                                             Kenneth Griffin, President
By:    Citadel Investment Group, L.L.C.,
       its General Partner

By:    /s/ Kenneth Griffin
       ---------------------------------
       Kenneth Griffin, President

GLB PARTNERS, L.P.                       WINGATE CAPITAL LTD.

By:    Citadel Investment Group, L.L.C., By:  Citadel Limited Partnership,
       its General Partner                    its Trading Manager

By:    /s/ Kenneth Griffin               By:  GLB Partners, L.P.,
       ---------------------------------      its General Partner
       Kenneth Griffin, President
                                         By:  Citadel Investment Group, L.L.C.,
                                              its General Partner

                                         By:  /s/ Kenneth Griffin
                                              -------------------
                                              Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED              FISHER CAPITAL LTD.
PARTNERSHIP

By:   Citadel Limited Partnership,       By:  Citadel Limited Partnership,
      its General Partner                     its Trading Manager

By:   GLB Partners, L.P.,                By:  GLB Partners, L.P.,
      its General Partner                     its General Partner

By:   Citadel Investment Group, L.L.C.,  By:  Citadel Investment Group, L.L.C.,
      its General Partner                     its General Partner

By:   /s/ Kenneth Griffin                By:  /s/ Kenneth Griffin
      ---------------------------------       ---------------------------------
      Kenneth Griffin, President              Kenneth Griffin, President

CUSIP NO. 72583K-10-9                   13G                  Page 25 of 25 Pages


KENSINGTON GLOBAL STRATEGIES             NP PARTNERS
FUND, LTD.
                                         By:  WCH L.L.C.,
By:  Citadel Limited Partnership,             its General Partner
     its Trading Manager
                                         By:  Citadel Limited Partnership,
By:  GLB Partners, L.P.,                      its Sole Member
     its General Partner
                                         By:  GLB Partners, L.P.,
By:  Citadel Investment Group, L.L.C.,        its General Partner
     its General Partner
                                         By:  Citadel Investment Group, L.L.C.,
By:  /S/ Kenneth Griffin                      its General Partner
     --------------------------
         Kenneth Griffin                 By:  /s/ Kenneth Griffin
                                              -------------------
                                              Kenneth Griffin, President

OLYMPUS SECURITIES, LTD.

By:   Citadel Limited Partnership,
      its Trading Manager

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By:   /s/ Kenneth Griffin
      -------------------
      Kenneth Griffin, President